

December 28, 2016

Benjamin Ampudia
Chief Financial Officer
Grupo TMM, Inc.
Av. de la Cuspide No.4755
Colonia Parques del Pedregal
Delegacion Tlalpan,
Mexico City, C.P. 14010
Mexico

> **Re:** **Grupo TMM, Inc.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed May 2, 2016**
> **File No. 333-14194**

Dear Mr. Ampudia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Selected Consolidated Financial Data Under IFRS, page 2

1. We note you present the measure "Income on Transportation before loss from revaluation of vessels" here and elsewhere in your filing. This appears to be a non-IFRS measure, and therefore is subject to the presentation and disclosure of Item 10(e) of Regulation S-K. Specifically, in future filings, please present the most directly comparable IFRS measure with equal or greater prominence, a reconciliation to the most directly comparable IFRS measure, and a discussion of the measure's usefulness to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Accounting Branch Chief
Office of Transportation and Leisure